PR SPECIALISTS, INC.
                   6041 Pomegranate Lane
              Woodland Hills, California 91367

               Commission File No.333-34686

                -------------------------


             INFORMATION STATEMENT PURSUANT TO
              SECTION 14(f) OF THE SECURITIES
         EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER


                --------------------------


     NO VOTE OR OTHER ACTION OF THE COMPANY'S STOCKHOLDERS IS
      REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.
    NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT TO
                  SEND THE COMPANY A PROXY.


     This Information Statement (the "Information Statement") is being mailed on or about April 12, 2002, to the holders of record on April 11, 2002, of the shares of the common stock, $0.001 par value (the "Common Stock") of PR Specialists, Inc., a Delaware corporation (the "Company"). It is being furnished in connection with the election of certain designees to the Board of Directors of the Company (the "Designees").

     On April 11, 2002, the Company entered into an Agreement and Plan of Share Exchange (the "Agreement"), with Servitrust Corp., a Florida corporation ("Servitrust"). The Agreement provides for the Company to acquire (the "Transaction") all of the outstanding capital stock of Servitrust in exchange for10,000,000 shares of the Company's Common Stock. In addition, our president, Bryan Eggers and our affiliate shareholder, Joel Arberman, each previously entered into an option agreement (the "Option Agreements") with certain shareholders of Servitrust whereby so long as the Transaction closes, such Servitrust shareholders will have the opportunity (over a period of approximately nine months) to (i) acquire from Mr. Eggers up to 3,000,000 shares of Common Stock owned by Mr. Eggers for a price of $0.10 per share; and (ii) acquire from Mr. Arberman up to 1,350,000 shares of Common Stock owned by Mr. Arberman for a price of $0.10 per share.

     Servitrust is a privately held, development stage, low cost, fulfillment-servicing corporation that intends to provide communication, asset based services and collections, as well as high level in-bound and out-bound call center capabilities to financial institutions and the business industry throughout the world. ServiTrust expects to establish a low-cost platform primarily located outside of the U.S. which will be staffed by a highly educated, but less compensated workforce, using state-of-the-art, reliable systems and communication capabilities.

     The Company's board of directors and Servitrust have agreed to elect Mr. John C. Cahill and Mr. Lawrence Ruden (the "Designees") to the Board of Directors of the Company when the Transaction closes, effective on or about April 22, 2002. Mr. Bryan Eggers will continue to serve on our board of directors; but he will resign as our President and be appointed as our vice president. The Closing of the Transaction is expected to occur on or about April 22, 2002. The Closing will result in a change of control. If the Transaction is not completed, no change in control will occur.

     No action is required by the shareholders of the Company to conclude the Transaction or in connection with the appointment of the Designees to the Board at the Closing. However, Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), requires the Company to mail to the Company's shareholders the information contained in this Information Statement prior to a change in a majority of the Company's directors. This is because the change in control is not being done at a meeting of the Company's shareholders.

     The principal executive office of the Company is currently located at 6041 Pomegranate Lane
Woodland Hills, California 91367. Upon completion of the Transaction, the principal office of the Company will be located at 335 North State Road 7, Margate, Florida 33068.


                             COMMON STOCK

     The shares of Common Stock are the only class of voting securities of the Company outstanding. They are each entitled to one vote. As of April 11, 2002, there were approximately 5,434,000 shares of Common Stock outstanding. After the closing of the Transaction, there will be approximately15,434,000 shares of Common Stock outstanding.


            RIGHT TO DESIGNATE DIRECTORS; THE DESIGNEE

     The Board of Directors of the Company currently consists of one (1) member. Each director holds office until his or her successor is elected and qualified or until his or her death, resignation or removal. When the Transaction closes, the current director of the Company shall name the Designees to the Board. The Designees have agreed to act as directors.

     The Designees may take office at any time following the Closing, but not less than ten (10) days after the Company files this Information Statement with the Securities and Exchange Commission and transmits it to holders of record of the Company's Common Stock, who would be entitled to vote at a meeting for election of directors, and that, upon assuming office, the Designees will thereafter constitute a majority of the Company's Board of Directors.

DESIGNEES

     The following table sets forth the full name, present principal occupation or employment, five year employment history and certain other information concerning the Designees:

Name                            Age                Position
----                            ---                --------

John C. Cahill                  62                 Director, President,
                                                   Secretary

Lawrence Ruden                  53                 Director


     Mr. John C. Cahill will serve as a director, president and secretary of the Company. Mr. Cahill has over 30 years experience in the financial services industry. Since 1998, Mr. Cahill has served as the president and CEO of First Teleservices Corp., an Internet start-up company that provides financial services to the sub-prime consumer market. First Teleservices Corp. was acquired by Equitex, Inc., a publicly traded financial services company. From 1992 to 1998, Mr. Cahill served as senior vice president of First Data Card Services Group, a $2.5 billion division of First Data Corporation, a $5.4 billion financial services company. Mr. Cahill was responsible for establishing, developing and managing the division's marketing, advertising, public relations, and strategic planning functions with a $10 million operating budget. He also recruited public relations and marketing professionals, as well as hired public relations consultants and advertising agencies. Mr. Cahill holds an M.B.A. degree from Bernard Baruch College, New York City, and a B.S. degree from Manhattan College, New York City.

     Mr. Ruden will serve as a director of the Company. Mr. Ruden is currently the Chief Executive Officer, President and Director of The Kids Club of America., Inc. Mr. Ruden also continues to act as the Director of Business Development at the law firm of Norych & Tallis, P. A. in Coral Springs, Florida, where he has been associated since 1995. There he is chiefly responsible for building a "subrogation recovery business," which enables companies to recover insurance losses from tortfeasors. From 1993 to 1995, Mr. Ruden was the marketing director for Marino Comprehensive, a company offering preparatory courses for law students taking the New York and New Jersey Bar Exams. Mr. Ruden received his BS degree from Cornell University in 1971.


CURRENT DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

     Pursuant to the provisions of the Company's Bylaws, the Company's current directors and executive officers hold office until his or her successor is elected or appointed and qualified, or until his or her death, resignation or removal by the Board of Directors. Certain information about the Company's current directors and executive officers are set forth below.

(a)  Identity of our current directors and executive officers.

Name               Age         Position                    Director Since
----               ---         --------                    --------------

Bryan Eggers       53          President and Director         Inception


(b)  Business experience of our directors and executive officers.


     Mr. Eggers has served as President and Director since March 2000. From November 1999 until March 2000, he served as an independent public relations consultant. From December 1998 until November 1999, he served as vice president of public relations of CDbeat.com, an Internet music software company. From August 1998 until December 1998, Mr. Eggers served as an independent public relations consultant. From May 1996 until August 1998, Mr. Eggers served as the Marketing Communications Manager of Luckman Interactive, an Internet software development company. From April 1994 until May 1996, Mr. Eggers served as a Public Relations Specialist for the Dataproducts Division of Hitachi, a computer printer manufacturer. From May 1993 until April 1994, Mr. Eggers served as a consultant for public relations and marketing for Now-Online, Inc., an Internet service provider.

     Other than as set forth herein, there are no agreements or understandings for the Company's officers or directors to resign at the request of another person, and the Company's officers and directors are not acting on behalf of or will act at the discretion of any other person.


         MEETINGS AND COMMITTEES OF THE BOARD OF DIRECTORS

     The Company does not have standing audit, nominating or compensation committees of the Board of Directors, or committees performing similar functions. During the year ended December 31, 2001, the Board of Directors held no meetings and acted 2 times by written consent.

     Our directors hold office until the next annual meeting of shareholders and the election and qualification of their successors. Directors receive no compensation for serving on the board of directors other than reimbursement of reasonable expenses incurred in attending meetings. Officers are appointed by the board of directors and serve at the discretion of the board.

     Directors who are full-time employees of the Company receive no additional compensation for services as Directors. There are currently no Directors who are full-time employees of the Company. The Company has been advised that the Designees will be full-time employees of the Company.


           COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS


                                                                               Long Term Compensation
                                                                     --------------------------------------
                                           Annual Compensation              Awards               Payouts
                                     ------------------------------  --------------------------------------
     (a)                        (b)   (c)       (d)        (e)             (f)         (g)         (h)
                                                          Other        Restricted   Securities
                                                         Annual           Stock     Underlying    LTIP        All Other
Name and                             Salary    Bonus   Compensation      Award(s)     Options    Payouts     Compensation
Position                       Year    ($)      ($)        ($)             ($)        SARs(#)      ($)           ($)
-------------------------------------------------------------------------------------------------------------------------
Bryan Eggers
Director,  President           2001  5,416.66   -0-        -0-             -0-          -0-        -0-        59,583.00




Notes to table:

(1) During the year ended December 31, 2001, we recognized $65,000 of employment compensation for Mr. Eggers of which $59,583 was non-cash. The non-cash amounts will not be paid, now or in the future.

     Compensation of Directors

     During the fiscal year ending December 31, 2001, other than as described herein, no other officer or director received any type of compensation from our Company for serving as such. No arrangements are presently in place regarding compensation to directors for their services as directors or for committee participation or special assignments.

     Messrs. C. Cahill and Ruden have agreed to serve as officers and/or directors of the Company. However, the terms of Messrs. C. Cahill and Ruden's employment by the Company subsequent to the Closing have not yet been determined.

     We do not presently have a stock option plan but intend to develop an incentive-based stock option plan for our officers and directors in the future and may reserve shares of our authorized common stock for that purpose.


                SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
                        OWNERS AND MANAGEMENT

     The following tables set forth the number of shares, based on information obtained from the persons named below, of (I) the Common Stock of the Company beneficially owned as of April 11, 2002 by (i) owners of more than 5% of the Company's Common Stock and, (ii) all officers and directors of the Company individually and as a Group and
(II) the Common Stock of the Company to be beneficially owned as of the date of the Closing by (i) owners of more than 5% of the Company's Common Stock and (ii) all officers and directors of the Company individually and as a Group.

     I.   Prior to Closing of the Transaction:

     The following table sets forth, as of the date hereof, the names, addresses, amount and nature of beneficial ownership and percent of such ownership of each person known to our Company to be the beneficial owner of more than five percent (5%) of our Company's Common Stock:



Name and Address                    Amount and Nature              Percent of
of Beneficial Owner                 of Beneficial Owner            Class
-------------------                 -------------------            ----------
Bryan Eggers                        3,150,000 (D)                    57.96%
6041 Pomegranate Lane
Woodland Hills, California 91367


Joel Arberman                       1,500,000 (D)                    27.60%
10325 Summer Creek Drive
Alpharetta, Georgia 30022


     The following table sets forth, as of the date hereof, the names, addresses, amount and nature of beneficial ownership and percent of such ownership of the Company's Common Stock of each of the officers and directors of the Company, and the officers and directors of the Company as a group:


Name and Address                    Amount and Nature              Percent of
of Beneficial Owner                 of Beneficial Owner            Class
-------------------                 -------------------            ----------
Bryan Eggers                        3,150,000 (D)                    57.96%
6041 Pomegranate Lane
Woodland Hills, California 91367

All Officers and Directors
as a Group (1 person).              3,150,000 (D)                    57.96%


II.  Subsequent to Closing of the Transaction:

The following table sets forth, as of the date hereof, the names, addresses, amount and nature of beneficial ownership and percent of such ownership of each person known to our Company to be the beneficial owner of more than five percent (5%) of our Company's Common Stock:

Name and Address                    Amount and Nature              Percent of
of Beneficial Owner(1)              of Beneficial Owner(1)(2)      Class(1)(2)
-------------------                 -------------------            ----------
Bryan Eggers                        3,150,000 (D)                    20.40%
6041 Pomegranate Lane
Woodland Hills, California 91367

Joel Arberman                       1,500,000 (D)                    09.71%
10325 Summer Creek Drive
Alpharetta, Georgia 30022

Barry Kaplan                        850,000 (D)                      05.50%
934 N. University Drive
Suite 158
Coral Springs, Florida 33071

Allen W. Gelman                     870,000 (D)                      05.63%
728 NW 177th Avenue
Pembroke Pines, Florida 33029

Mario Chang                         870,000 (D)                      05.63%
13337 South Street Suite 188
Cerritos, California 90703




Nelson Family Trust,
Douglas Nelson, Trustee             800,000 (D)                      05.18%
375 Falls Point Trail
Alpharetta, Georgia 30022

---------------------
(1) Does not take into account that certain shareholders of Servitrust will have the option to (i) acquire from Mr. Eggers up to 3,000,000 shares of Common Stock owned by Mr. Eggers; and (ii) acquire from Mr. Arberman up to 1,350,000 shares of Common Stock owned by Mr. Arberman.
(2) Based upon 15,434,000 shares of Common Stock outstanding subsequent to closing of the Transaction.

     The following table sets forth, as of the date hereof, the names, addresses, amount and nature of beneficial ownership and percent of such ownership of the Company's Common Stock of each of the officers and directors of the Company, and the officers and directors of the Company as a group:

Name and Address                    Amount and Nature              Percent of
of Beneficial Owner(1)              of Beneficial Owner(1)(2)      Class(1)(2)
-------------------                 -------------------            ----------

Bryan Eggers                        3,150,000 (D)                    20.40%
6041 Pomegranate Lane
Woodland Hills, California 91367

John C. Cahill                      50,000(D)                        00.32%
315 Nesbit Downs Court
Atlanta, GA 30350

Lawrence Ruden                      -0-                               -0-
335 North State Road 7
Margate, Florida 33068

All Officers and Directors
as a Group (3 persons)              3,200,000                        20.72%

---------------------

(1) Does not take into account that certain shareholders of Servitrust will have the option to (i) acquire from Mr. Eggers up to 3,000,000 shares of Common Stock owned by Mr. Eggers; and (ii) acquire from Mr. Arberman up to 1,350,000 shares of Common Stock owned by Mr. Arberman.
(2) Based upon 15,434,000 shares of Common Stock outstanding subsequent to closing of the Transaction.

      SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     Section 16(a) of the Securities Exchange Act of 1934 requires the Company's directors, officers and persons who own more than 10% of the Common Stock of the Company ("Reporting Persons") to file reports of ownership and changes in ownership with the Securities and Exchange Commission. Reporting Persons are required by Securities and Exchange Commission regulations to furnish the Company with copies of all Section 16(a) reports they file.

     To the best knowledge of the Company, no Reporting Person was delinquent with their Exchange Act Section 16(a) reporting requirements during the most recent fiscal year.


            CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     Bryan Eggers, our sole director and officer is or may become, in his individual capacity, officer, director, controlling shareholder and/or partner of other entities engaged in a variety of businesses. There exist potential conflicts of interest including allocation of time between the Company and his other business activities.

     Pursuant to the provisions of the Agreement, the Company is expected to acquire all of the outstanding shares of Servitrust' outstanding capital stock and, thereafter, Servitrust will be a wholly owned subsidiary of the Company. Servitrust is a privately held, development stage, low cost, fulfillment-servicing corporation that intends to provide communication, asset based services and collections, as well as high level in-bound and out-bound call center capabilities to financial institutions and the business industry throughout the world. ServiTrust expects to establish a low-cost platform primarily located outside of the U.S. which will be staffed by a highly educated, but less compensated workforce, using state-of-the-art, reliable systems and communication capabilities.

     On March 21, 2000, we issued 3,000,000 shares to our president Mr. Eggers, and 1,500,000 shares to our affiliate shareholder Mr. Arberman. Each received their shares for nominal corporate organization services provided. Under the terms of the Option Agreements, certain shareholders of Servitrust have the opportunity to (i) acquire from Mr. Eggers up to 3,000,000 shares of our Common Stock owned by Mr. Eggers for a price of $0.10 per share; and (ii) acquire from Mr. Arberman up to 1,350,000 shares of our Common Stock owned by Mr. Arberman for a price of $0.10 per share. In the event these options are exercised, Messrs. Eggers and Arberman stand to make a substantial profit on the sale of their shares.. The sale of these shares may represent a potential conflict of interest in that the selling shareholders may make a current profit on the sale of their shares, irrespective of how other shareholders of the Company subsequently fare, none of whom have an opportunity to sell their own shares in such transaction nor to approve or consent to such sale.

     Additionally, Mr. Eggers current employment contract will be amended whereby Mr. Eggers will serve as vice president of the Company. The term of Mr. Eggers employment contract will be from the Closing Date to a period of six months thereafter, with an annual salary of $60,000 per year.

     Other than with respect to this Transaction, and the transactions described above, during the last two years, no director or executive officer of the Company, any nominee to election as a director, or any person known to the Company to own of record or beneficially more than 5% of the Company's Common Stock or any member of the immediate family of any of the foregoing persons had, or will have, any direct or material interest in any transaction or series of similar transactions to which the Company or any of its subsidiaries, was or is to be a party, in which the amount involved exceeds $60,000.

Dated: April 12, 2002

PR SPECIALISTS, INC.


/s/Bryan Eggers
------------------------
Bryan Eggers
President, Director